UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 0-24612

ADTRAN, INC. 401(k) RETIREMENT PLAN

(Full title of the plan)

ADTRAN, INC.

(Name of issuer of the securities held pursuant to the plan)

901 Explorer Boulevard

Huntsville, Alabama 35806-2807

(Address of the plan and address of issuer’s principal executive offices)

ADTRAN, INC. 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006

and for the Year Ended December 31, 2007

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator of the

ADTRAN, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama

June 20, 2008

ADTRAN, INC. 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	December 31, 2007	December 31, 2006
Assets
Investments, at fair value	$101,493,687	$89,695,776
Employer contributions receivable	132,329	100,553
Employee contributions receivable	362,104	295,314

Net Assets Available for Benefits at Fair Value	101,988,120	90,091,643

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	46,176	42,250

Net Assets Available for Benefits	$102,034,296	$90,133,893

See notes to consolidated financial statements

ADTRAN, INC. 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income:
Interest and dividend income	$5,631,507
Net appreciation in fair value of investments	1,560,511

Total investment income	7,192,018

Contributions:
Participants	8,033,884
Employer	3,056,873
Rollovers from other qualified plans	1,639,624

Total contributions	12,730,381

Total additions	19,922,399

Deductions from net assets attributed to:

Distributions to participants	7,990,143
Administrative expenses	31,853

Total deductions	8,021,996

Net increase in net assets available for benefits	11,900,403

Net assets available for benefits, beginning of year	90,133,893

Net assets available for benefits, end of year	$102,034,296

See notes to consolidated financial statements

ADTRAN, INC. 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of the Plan

The following description of the ADTRAN, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document and summary Plan description for a more complete description of the Plan’s provisions.

General

ADTRAN, Inc. (the “Company” and the “Employer”) formed the Plan effective January 1, 1990 to provide certain retirement benefits for its employees. ADTRAN, Inc. designs, manufactures, markets and services network access solutions for communications networks. ADTRAN, Inc. solutions are widely deployed by providers of telecommunications services and small and mid-sized businesses and enterprises, and enable voice, data, video and Internet communications across copper, fiber and wireless networks. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and the provisions of Internal Revenue Code (“IRC”) Sections 401(a) and 401(k). The Plan is funded by discretionary employee contributions as well as nondiscretionary employer contributions. The plan assets are held by Fidelity Management Trust Company (“Fidelity”) which executes investment transactions, receives the plan contributions, credits participants’ individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company’s common stock to be an investment option of the Plan.

Beginning 2001, the Company’s Board of Directors adopted various amendments to bring the Plan into compliance with the provisions of IRC Section 401(k)(12)(c) as a “design-based safe harbor” plan for nondiscrimination purposes. Pursuant to these amendments, the Plan provided that the Company make nonelective contributions of 3% of each eligible participant’s annual compensation (subject to certain limits). In addition, the Plan did not require (or permit) the Company to make matching contributions for employee elective deferrals. Under the Plan, there was no minimum age requirement for employees to be eligible to participate, and there was no minimum service requirement for employees to be eligible to make elective deferrals under the Plan. However, employees were required to complete twelve months of service to be eligible for the “safe harbor” contribution of 3% of their eligible compensation. The Plan permits participants to change their contribution rate as of the first payroll period of each quarter.

The Plan permits participants to elect to receive distributions from the Plan in the form of company stock. The Plan’s loan provisions limit outstanding loans to two at a time. Co-op employees hired on or after December 1, 2001, seasonal employees, leased employees, interns and nonresident aliens with no U.S. income are excluded from participation in the Plan.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in IRC Section 414(v). This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

Effective January 3, 2003, the Plan Document was restated in order to comply with the IRS deadline for GUST (General Agreement on Tariffs and Trade – 1994, Uniform Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996 and Taxpayer Relief Act of 1997) adoption by prototype plans.

Eligibility

All regular employees are eligible to participate in the elective deferral portion of the Plan immediately upon hire, and in the safe harbor nonelective portion of the Plan following the completion of twelve months of service (except seasonal and co-op employees, leased employees, interns and nonresident aliens with no U.S.-source income).

Contributions

Effective January 1, 2003, the amended Plan allows for contributions up to 60% of a participant’s eligible compensation (as defined in the Plan Document and subject to annual limitations established by the Internal Revenue Service).

Under the terms of the Plan, the Company is required to make nonelective contributions of 3% of each eligible participant’s compensation (subject to certain limits).

Participant Accounts

Each participant’s account is credited with the employee’s contribution and the Company’s nonelective contribution, plus Plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan document. Each participant directs how contributions made to the Plan on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers thirty-six investment options including a Company stock fund. Contributions to the Company stock fund are limited to 20% of a participant’s total contributions to the Plan. Allocations of Company contributions each year are based on each participant’s compensation, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employees are always 100% vested under the Plan.

Retirement Date

The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted on the first day of the calendar month after a participant reaches age 59-1/2.

Distribution of Benefits

Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death and upon termination other than described above. Benefits are distributed by means of a lump sum payment. In-kind distribution of the Company common stock is permitted. Corrective distributions are made for excess deferrals and contributions.

Other

The Plan allows for participant in-service withdrawals at or after age 59-1/2 and hardship withdrawals at any time from the participant’s account if certain conditions are met.

Participant Loans

Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence, in which case the loan term can be up to ten years. The Plan’s outstanding loans at December 31, 2007 are collateralized by the balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 5% to 10.5% for loans that were outstanding as of December 31, 2007.

Administrative Expenses

All expenses incident to the functioning of the Plan may be paid out of Plan assets unless paid by the Company. On behalf of the Plan, the Company paid the Plan trustee $27,699 for administrative fees incurred during the Plan year ended December 31, 2007. This amount is not included in the financial statements of the Plan.

Plan Termination

While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the Plan administrator and Plan trustee. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries. Upon termination of the Plan, the plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to IRC and ERISA guidelines.

2.	Summary of Significant Accounting Policies

The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Valuation of Investments

The investments are valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the Plan year as reported by the principal securities exchange on which the security is traded.

Units in commingled trust funds are valued at the unit value, as reported by the trustee of the commingled trust fund on each valuation date.

Participant loans are valued at their outstanding balances, which approximate market value.

Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

As described in the Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were able to initiate permitted transactions under the terms of the Plan. As required by the FSP, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The FSP was adopted as of December 31, 2006.

Contributions

Contributions from the Company are accrued based on the safe harbor contribution provisions of the Plan. Contributions from employees are recorded and remitted in the period in which the Company makes the deductions from the participants’ payroll.

Benefit Payments

Benefits are recognized when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3.	Investments

Investment information as of December 31, 2007 and 2006 is as follows:

Description	2007	2006
Fidelity Managed Income Portfolio Fund	$4,295,171	$4,245,982
Fidelity Retirement Money Market Fund	4,820,580	3,416,022
Fidelity Equity Income Fund	7,112,322	7,835,790
Fidelity Fund	7,492,706	6,973,553
Morgan Stanley Small Company Growth Portfolio	9,028,305	9,729,191
Fidelity Government Income Fund	2,303,924	1,940,754
Fidelity Balanced Fund	9,408,086	8,632,753
Fidelity US BD Index Fund	1,992,313	1,909,190
Fidelity Freedom 2000 Fund	2,361,515	2,439,212
Fidelity Freedom 2010 Fund	1,987,461	2,024,149
Fidelity Freedom 2020 Fund	6,217,221	5,652,294
Spartan US Equity Index Fund	5,386,613	4,759,117
Fidelity Aggressive Growth Fund	3,708,871	3,049,641
Fidelity Blue Chip Fund	2,123,435	2,063,659
Fidelity Diversified International Fund	7,950,330	6,280,832
Fidelity Growth Company Fund	2,827,294	2,066,011
Fidelity Freedom Income Fund	142,120	122,552
Fidelity Freedom 2030 Fund	1,231,854	863,603
Fidelity Freedom 2040 Fund	1,266,072	537,620
Fidelity Freedom 2005 Fund	29,483	15,775
Fidelity Freedom 2015 Fund	884,375	513,947
Fidelity Freedom 2025 Fund	1,010,106	293,517
Fidelity Freedom 2035 Fund	629,125	342,040
Fidelity Freedom 2045 Fund	33,147	—
Fidelity Freedom 2050 Fund	48,870	—
Fidelity Low Price Stock Fund	4,357,133	5,429,216
ABF Large Cap Valuation Plan Ahead Class	562,679	354,372
NB Partners Trust	265,793	72,427
Rainier Small/Mid Cap Equity Portfolio	1,618,807	367,395
Loomis Bond Fund Administration	450,076	379,786
Wells Fargo Advantage C&B MIDCAP Value Fund	322,985	666,739
RS Partners Fund	457,349	492,359
Wells Fargo Advantage Mid Cap Disciplined	274,907	301,218
Fidelity Contra Fund	1,791,655	506,852
Fidelity Leveraged Company Stock	1,818,345	493,136
ADTRAN Common Stock	3,299,461	3,194,367
Participant Loans	2,029,374	1,772,955

Investments at contract value	101,539,863	89,738,026

Adjustment from contract to fair value for fully benefit-responsive investment contracts	(46,176)	(42,250)

Investments at fair value	$101,493,687	$89,695,776

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits at December 31, 2007 and 2006:

	2007	2006
Fidelity Equity Income Fund	$7,112,322	$7,835,790
Fidelity Fund	7,492,706	6,973,553
Morgan Stanley Small Company Growth Portfolio	9,028,305	9,729,191
Fidelity Low Price Stock Fund	—	5,429,216
Fidelity Balanced Fund	9,408,086	8,632,753
Fidelity Freedom 2020 Fund	6,217,221	5,652,294
Spartan US Equity Index Fund	5,386,613	4,759,117
Fidelity Diversified International Fund	7,950,330	6,280,832

The Plan’s investments (including investments bought and sold, as well as held, during the year) appreciated in value by $1,560,511 during the year ended December 31, 2007, as follows:

Mutual funds and commingled trust fund	$1,746,841
ADTRAN stock fund	(186,330)

Total	$1,560,511

4.	Related Party Transaction

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. The Plan invests in shares of mutual funds or commingled trust funds managed by an affiliate of Fidelity, a subsidiary of which is the trustee of the Plan. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. During the year ended December 31, 2007, the Plan purchased 24,628 units of ADTRAN, Inc. Stock Fund for $516,667 and disposed of 11,889 units for $252,325. Quarterly dividends of $0.09 per share were declared and paid by the Company on various dates throughout the year. The Plan received $51,644 in dividend payments related to the common stock of the Company for the year ended December 31, 2007. These transactions qualify as party-in-interest transactions.

5.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2005 from the Internal Revenue Service stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. Although the Plan has subsequently been amended to conform with regulatory requirements and for minor administrative items, the Plan administrator believes that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

6.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$102,034,296	$90,133,893
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(46,176)	(42,250)
Contributions receivable	(494,433)	(395,867)

Net assets available for benefits per the Form 5500	$101,493,687	$89,695,776

The following is a reconciliation of contributions per the financial statements at December 31, 2007 to Form 5500:

2007
Contributions per the financial statements	$12,730,381

Less: Contributions receivable at December 31, 2007	(494,433)

Add: Contributions receivable at December 31, 2006	395,867

Contributions per Form 5500	$12,631,815

Contributions that are not received by the Plan until the subsequent year are not accrued on the Form 5500.

7.	Risks and Uncertainties

The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 are effective for the Plan beginning January 1, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157 on the Plan’s financial statements.

9.	Subsequent Events

Effective January 1, 2008, ADTRAN, Inc. amended the Plan. As a result of the amendment, the Company ceased making the safe harbor nonelective contributions of 3% and instead began making safe harbor matching contributions. Active participants must complete twelve months of service to be eligible for the Company’s safe harbor matching contributions, which are as follows: 100% of the first 3% of the active participant’s compensation contributed to the Plan and 50% of the next 2% of the active participant’s compensation contributed to the Plan.

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Money Market Funds:
*	Fidelity Investments	Retirement Money Market Fund		$4,820,580

	Commingled Trust Fund:
*	Fidelity Investments	Managed Income Portfolio Fund (at contract value)		4,295,171

	Common Stock:
*	Adtran, Inc.	Common stock (148,187 shares and $131,427 cash)		3,299,461

	Mutual Funds:
*	Fidelity Investments	Equity Income Fund –value and income fund		7,112,322
*	Fidelity Investments	Fidelity Fund –growth and income		7,492,706
	Morgan Stanley	Small Company Growth Portfolio –special equity fund		9,028,305
*	Fidelity Investments	Government Income Fund –intermediate government		2,303,924
*	Fidelity Investments	Balanced Fund		9,408,086
*	Fidelity Investments	US BD Index Fund –government/corporate bond fund		1,992,313
*	Fidelity Investments	Freedom 2000 Fund –short horizon SAF fund		2,361,515
*	Fidelity Investments	Freedom 2010 Fund –intermediate horizon SAF fund		1,987,461
*	Fidelity Investments	Freedom 2020 Fund –Inter/Long horizon SAF fund		6,217,221

ADTRAN, INC. 401(k) RETIREMENT PLAN

EIN: 63-0918200 Plan 001

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	Mutual Funds (Continued):

*	Fidelity Investments	Spartan US Equity Index Fund		5,386,613
*	Fidelity Investments	Aggressive Growth Fund –aggressive equity fund		3,708,871
*	Fidelity Investments	Blue Chip Fund –Equity growth fund		2,123,435
*	Fidelity Investments	Diversified International Fund		7,950,330
*	Fidelity Investments	Growth Company Fund		2,827,294
*	Fidelity Investments	Freedom Income Fund		142,120
*	Fidelity Investments	Freedom 2030 Fund		1,231,854
*	Fidelity Investments	Freedom 2040 Fund		1,266,072
*	Fidelity Investments	Freedom 2005 Fund		29,483
*	Fidelity Investments	Freedom 2015 Fund		884,375
*	Fidelity Investments	Freedom 2025 Fund		1,010,106
*	Fidelity Investments	Freedom 2035 Fund		629,125
*	Fidelity Investments	Freedom 2045 Fund		33,147
*	Fidelity Investments	Freedom 2050 Fund		48,870
*	Fidelity Investments	Low Price Stock Fund		4,357,133
	American Beacon Advisors, Inc.	ABF Large Cap Valuation Plan Ahead Class –domestic equity		562,679
	Neuberger Berman	Partners Trust –domestic equity		265,793
	Rainer Investment Management Inc.	Small/Mid Cap Equity Portfolio –domestic equity		1,618,807
	Loomis, Sayles & Company	Bond Fund Admin Shares		450,076
	Wells Fargo	Advantage C&B Mid Cap Value Fund –domestic equity		322,985
	RS Investments	RS Partners Fund –domestic equity		457,349
	Wells Fargo	Advantage Mid Cap Disciplined –domestic equity		274,907
*	Fidelity Investments	Contra Fund –domestic equity		1,791,655
*	Fidelity Investments	Leveraged Company Stock –domestic equity		1,818,345

	Participant’s Loans:
*	Participants	Loans with interest rates ranging from 5.0% to 10.5%		2,029,374

	Total Assets (held at end of year)			$101,539,863

*	Party-in-interest to the Plan
**	Cost information has not been disclosed as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, INC. 401(k) RETIREMENT PLAN

Date: June 20, 2008	/s/ James E. Matthews
James E. Matthews
Senior Vice President – Finance, Chief Financial Officer, Treasurer,
Secretary and Director

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of PricewaterhouseCoopers LLP